UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

SEC FILE NUMBER: 001-034670

For Period Ended: December 31, 2004

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:	Autoliv ASP, Inc Employee Saving and Investment Plan.
Former Name if Applicable:
Address of Principal Executive Office:	3350 Airport Road
City, State and Zip Code:	Ogden, Utah 84405

PART II — RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     ☐ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     ☒ (b) The subject of annual report, semi-annual report, transition report on Form 10-K; Form 20-F, 11-K, Form 1-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     ☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 11-K 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed).

     The Registrant is unable to file its Annual Report on Form 11-K because certain information regarding the plan participants required by the Registrant’s independent auditors was not provided or made available to the Registrant by its record keeping company in time for the annual report to be filed in a timely manner. Due to the reason described above, the Registrant could not have timely filed the Form 11-K without unreasonable effort or expense, and the Form 11-K will be filed no later than the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Ryan Woolf	(801) 625-4939

(Name)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Autoliv ASP, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

REGISTRANT: Autoliv ASP, Inc
Date: June 29, 2005	By:	/s/ Ryan Woolf
Ryan Woolf, Treasurer